

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 5, 2009

<u>Via U.S. Mail and Facsimile</u>

Dan R. Baker
Chief Executive Officer
America West Resources, Inc.
57 West 200 South, Suite 400
Salt Lake City, Utah 84101

Re: America West Resources, Inc.
Revised Preliminary Information Statement on Schedule 14C
Filed January 2, 2009
File No. 0-19620

Dear Mr. Baker:

We have completed our review of your Preliminary Information Statement and related filings and do not, at this time, have any further comments.

Sincerely,

Timothy Levenberg
Special Counsel

cc: Sean Donahue
Sondra Jones Jurica (713-659-5302)